                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934

                                (Amendment No. 3)




                 INTEGRATED BUSINESS SYSTEMS AND SERVICES, INC.
                 ----------------------------------------------
                                (Name of Issuer)




                      Common Stock, No Par Value Per Share
                      ------------------------------------
                         (Title of Class of Securities)




                                    45810X102
                                 --------------
                                 (CUSIP Number)



                                December 31, 2000
             -------------------------------------------------------
             (Date of Event Which Required Filing of this Statement)

CUSIP No.: 45810X102
           ---------

1.       NAMES OF REPORTING PERSONS/
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Stuart E. Massey

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) /   /
                                                                          ---
                                                                     (b) /   /
                                                                          ---

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION
         United States of America

     NUMBER                5.  SOLE VOTING POWER                  1,385,088
       OF
    SHARES
 BENEFICIALLY              6.  SHARED VOTING POWER                      -0-
    OWNED
      BY
     EACH                  7.  SOLE DISPOSITIVE POWER             1,385,088
   REPORTING
     PERSON
      WITH:                8.  SHARED DISPOSITIVE POWER                 -0-

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                      1,385,088  (See Item 4(a)

10.      CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                   /____/

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)              9.66%

12.      TYPE OF REPORTING PERSON                                       IN

                                       13G

         This Amendment No. 3 to Schedule 13G is being filed pursuant to Rule 13d-2(b) under the Securities Exchange Act of 1934, as amended. The initial statement on Schedule 13G (the "Statement") was filed on February 12, 1999 by Stuart E. Massey with respect to the common stock, no par value per share (the "Common Stock"), of Integrated Business Systems and Services, Inc. (the "Company") and was amended in February of 2000 (Amendment No. 1), and February of 2001 (Amendment No. 2). The Statement is hereby amended by amendment to Item 4, Ownership, as follows:

ITEM 4.           OWNERSHIP.

                  Items 4(a), (b), and (c) of the Statement are hereby amended by deleting the language contained under Items 4(a), (b), and
                  (c) of the Statement and substituting in their place the following:

                  "(a)     Amount Beneficially Owned:

                           Stuart E. Massey has direct ownership of 1,385,088 shares of Common Stock. This amount includes 92,100 shares held directly, 1,200,000 shares held in an escrow account which may be released upon satisfaction of certain conditions, and 92,988 shares that Mr. Massey has the right to acquire pursuant to currently exercisable options, or options exercisable within (60) days, granted to Mr. Massey by the Company.

                  (b)      Percent of Class:   9.66%

                  (c)      Number of shares of Common Stock as to which Stuart
                           E. Massey has:

                           (i)      sole power to vote or to direct the vote:
                                    1,385,088

                           (ii)     shared power to vote or to direct the vote:
                                    -0-

                           (iii) sole power to dispose or to direct the disposition of: 1,385,088

                           (iv) shared power to dispose or to direct the disposition of: -0-

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                                /s/ Stuart E. Massey
                                             -----------------------------------
                                             Stuart E. Massey

Date:  March 27, 2001